Exhibit 99.1

Pan American Silver Announces Changes To Board Of Directors

Vancouver, British Columbia – March 20, 2008 -- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) (“the Company“) today announced the retirement of John Willson from the Board of Directors of the Company effective at the Company’s upcoming annual general meeting on May 13, 2008.  David Press, a mining engineer with over 38 years of mining experience, will be nominated to fill the vacancy on the Board created by Mr. Willson’s retirement.

Ross Beaty, Chairman of the Board said: “John has been an outstanding member of our Board since he joined in 2002.  His strategic thinking, his technical oversight of our development projects and his commitment to health and safety contributed greatly to Pan American’s success.  His most notable legacy will be our vastly improved safety record, something that John clearly demonstrated a passion for.  We will miss his dedication and leadership.”

Geoff Burns, President and CEO, said: “I would like to thank John for his many contributions and especially for personally sharing with me his many experiences and insights into stewarding a successful, sustainable mining company.  On behalf of the entire team at Pan American Silver, I would like to express our sincere gratitude and wish John all the best in the future.”

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has seven operating silver mines in Mexico, Peru and Bolivia.  An eighth mine in Argentina is scheduled to commence operations in the middle of 2008.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
kcordero@panamericansilver.com

www.panamericansilver.com

1500 – 625 Howe Street, Vancouver, BC Canada  V6C 2T6  Tel 604-684-1175  Fax 604-684-0147